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SEC FILE NUMBER
8-70754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IB CAPITAL LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1483 Ashford Ave Apt 402
(No. and Street)

San Juan	PR	00907
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shelley Leonard	817-291-8962	shelley@ibsgroup.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kevane Grant Thornton LLP
(Name – if individual, state last, first, and middle name)

33 Bolivia St Suite 400	San Juan	PR	00917-2013
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shelley Leonard, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IB CAPITAL LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

IB CAPITAL LLC

Financial Statements and Report of Independent Registered Public Accounting Firm

December 31, 2022

TABLE OF CONTENTS

Kevane
GrantThornton

Kevane Grant Thornton LLP
33 Bolivia Street
Suite 400
San Juan, Puerto Rico 00917-2013

T + 1 787 754 1915

F + 1 787 751 1284

E kgt@pr.gt.com

linkedin.com/company/kevane-grant-thornton
facebook.com/kevanegrantthornton

Report of Independent Registered Public Accounting Firm

**To the Directors and Members
of IB Capital, LLC:**

Opinion on the financial statements

We have audited the accompanying statement of financial condition of **IB Capital, LLC** (the "Company") as of December 31, 2022, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of **IB Capital, LLC** as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. The financial statements of **IB Capital, LLC** for the year ended December 31, 2021 were audited by other auditors.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kevane
Grant Thornton

Supplemental information
The information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II, and III. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since December 31, 2022.

San Juan, Puerto Rico,
March 31, 2023.

Kevane Grant Thornton LLP

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
LICENSE 217
EXPIRES DECEMBER 1, 2025.
STAMP E520463
OF THE PUERTO RICO SOCIETY OF
CPAS WAS AFFIXED TO THE FILE
COPY OF THIS REPORT

IB CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2022

Cash	$3,163,597
Financial instruments owned, at fair value	6,015,560
Accounts Receivable	26,250
Prepaid Expenses	361,946
Computers - net	611
TOTAL ASSETS	$9,567,964
LIABILITIES AND EQUITY	
Accounts Payable and Accrued Liabilities	$169,104
Accrued Income Tax	46,432
Deferred Tax liability	310,038
Total Liabilities	525,574
Commitments and Contingencies	
EQUITY	
Members' Equity	9,042,390
TOTAL LIABILITIES AND EQUITY	$9,567,964

The accompanying notes are an integral part of these financial statements.

IB CAPITAL LLC
STATEMENT OF INCOME
For the year ended December 31, 2022

Revenues		
Consulting Income	$	9,604,054
Commissions		2,179,831
Other Revenue		62,250
Total Revenues		11,846,135
Expenses		
Consulting Expense		523,614
Salaries and wages		413,785
Professional fees		51,135
Regulatory fees		30,271
Other taxes		78,752
Office Expenses		36,956
Insurance		14,535
Total Expenses		1,149,048
Net Operating Income		10,697,087
Non-operating revenue and expenses		
Unrealized gain – financial instruments owned		1,834,877
Realized loss on financial instruments owned		(158,995)
Income Tax Expense		
Current		427,884
Deferred		310,038
Net Income	$	11,635,047

The accompanying notes are an integral part of these financial statements.

IB CAPITAL LLC
STATEMENT OF CHANGES TO MEMBERS' EQUITY
For the year ended December 31, 2022

December 31, 2021	$	3,627,848
Distributions to Members		6,220,505
Net Income		11,635,047
December 31, 2022	$	9,042,390

The accompanying notes are an integral part of these financial statements.

IB CAPITAL LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2022

OPERATING ACTIVITIES		
Net Income		$11,635,047
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Fixed Assets – Accumulated Depreciation		319
Deferred tax expense		310,038
Shares received for consulting services		(1,035,000)
Unrealized gain – financial instruments owned		(1,834,877)
(Increase) decrease in operating assets:		
Accounts Receivable		473,749
Prepaid Expense		(358,957)
Increase (decrease) in operating liabilities:		
Accounts Payable & Accrued Liabilities		168,042
State Taxes Payable		(85,561)
Total adjustments		(2,362,247)
Net cash provided by operating activities		9,272,800
INVESTING ACTIVITIES		
Purchase of Financial instruments		(3,145,683)
Net cash used in investing activities		(3,145,683)
FINANCING ACTIVITIES		
Distributions to members		(6,220,505)
Net cash used in financing activities		(6,220,505)
Net cash decrease for period		(93,388)
Cash at beginning of period	$	3,256,985
Cash at end of period	$	3,163,597

Supplemental cash flows disclosures:
Income tax payments: $513,445

The accompanying notes are an integral part of these financial statements.

NOTE A ORGANIZATION AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: IB CAPITAL LLC, ("the Company") is a registered broker dealer that began business in Puerto Rico in 2021. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the Office of the Commissioner of Financial Institutions of Puerto Rico. The Company earns commissions on sale of securities and consulting revenue by providing investment banking advisory services. The Company also does trades on a proprietary basis and occasionally participates in private placements and earns fees for capital raised through private placements.

The authority within the Company falls on the Manager. The Manager shall have complete authority, power, and discretion to manage and control the business, affairs, and assets of the Company, to make all decisions with respect thereto and to perform or undertake any and all other acts or activities necessary, appropriate, or advisable for, or incidental to, the management or control of the business, affairs, or assets of the Company. The Company has two types of member units, Class A Units and Class B Units. The only difference between one class of units and another is the ability of the Manager to declare a distribution to only one class.

A summary of the Company's significant accounting policies are as follows:

Accounting policies: The Company follows generally accepted accounting principles in the United States (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash: The Company maintains its demand deposits in federally insured financial institutions. The Company also maintains cash in brokerage accounts. Balances at times may exceed federally insured limits.

Computers, net: Computers are recorded at cost, net of accumulated depreciation. Depreciation is provided by use of straight-line method over the estimated useful lives (three years) of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company files income tax return in the Commonwealth of Puerto Rico. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 – Income Taxes (ASC 740). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740.

NOTE A ORGANIZATION AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company has applied for a tax decree pursuant to the Puerto Rico incentives code Law 60 of 2019. Approval of such decree is expected, but not guaranteed. If approved, it is retroactive to the Company's inception. Under such decree, Puerto Rico taxes are 4% of the Company's export service net income, thus the Company is currently using 4% to calculate its current tax provision for export services income such as consulting income and commissions, among others, as if the decree had been granted to the Company from the date the decree was filed.

The Company's non export service income consists of trading gains or losses and unrealized gains or losses. Non-export service income if under $275,000 is taxed at regular corporate tax rate of 18.5%. Unrealized capital gains are not taxed until realized. Long term capital gains, those held for over a year are taxed at 20%. Therefore, the Company has accrued $737,922 in income taxes at December 31, 2022 composed as follows:

Current portion: $427,884
Deferred portion: $310,038

The current portion is composed of 4% tax on export service net income for year ended December 31, 2022. The deferred portion is an estimate of taxes that would be owed if unrealized gain is realized and considered a long term capital gain if held over one year using the tax rate that is expected to be realized when the differences are expected to reverse. The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in 2022.

If the domestic statutory rate of 37.5% is applied to the operating income of the Company, the current tax liability would be $4,011,408. Using the 4% tax rate afforded the export service tax decree, the current tax liability for the Company is $427,884.

The Company calculates municipal taxes for year 2022 at $78,752. Refer to NOTE F commitments and contingencies below for more information on municipal taxes.

Use of Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE A ORGANIZATION AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments owned, at fair value: Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis (as if they had settled). Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Realized Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded in realized gains or losses from financial instruments in the statement of income. Unrealized gains and losses are recorded in the accompanying statement of income.

Revenue Recognition: Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when promised services are delivered to our customers in an amount we expect to receive in exchange for those services (i.e., the transaction price). Contracts with customers can include multiple services, which are accounted for as separate "performance obligations" if they are determined to be distinct. Our performance obligations to our customers are generally satisfied when we transfer the promised service to our customer, either at a point in time or over time. Revenue from a performance obligation transferred at a point in time is recognized at the time that the customer obtains control over the promised service. Revenue from our performance obligations satisfied over time is recognized in a manner that depicts our performance in transferring control of the service, which is generally measured based on time elapsed, as our customers receive the benefit of our services as they are provided.

Payment for the majority of our services is considered to be a variable consideration, as the amount of revenue we expect to receive is subject to factors outside of our control, including market conditions. Variable consideration is only included in revenue when amounts are not subject to significant reversal, which is generally when uncertainty around the amount of revenue to be received is resolved. We record deferred revenue from contracts with customers when payment is received prior to the performance of our obligation to the customer.

We involve third parties in providing services to the customer for certain of our contracts with customers. We generally do not control the promised services before they are transferred to the customer. Accordingly, we present the related revenues net of the related costs.

We have elected the practical expedient allowed by the accounting guidance to not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less.

Services within the scope of Accounting Standards Update 2014-09 - *Revenue from Contracts with Customers* (Topic 606) include:

a. Consulting Income: The Company enters into investment banking advisory agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services on addressing institutional investors not already known to the customer, advisory services to assist

NOTE A ORGANIZATION AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

the customer in meeting exchange listing requirements, advisory services and marketing assistance to expand the shareholder base of the customer, and non-deal road show services as requested to introduce the Company to retail and institutional investors throughout Europe and North America. The Company believes these services represent a single performance obligation. The customer contracts typically contain an upfront fee payable upon signature of such and for the consulting services to begin, together with a fee that is paid to the Company upon consummation of the consulting services it relates to. Such final fees have no contingency, and the Company will collect the entire fee, unless management believes such fees would not be collectible from the customer. Consequently, revenue is recognized over time by the Company. Funds received from customers upfront are recorded on a deferred revenue account and recorded as revenues as services are provided to the customers.

b. Commission revenues: The Company is part of commission sharing agreement with a related party, in which it receives commissions for sales of securities. The Company receives commission related to its sales of the securities underwritten by the related party. Revenue is recognized for commissions (and performance obligation fulfilled) on a settlement-date basis.

c. Other Revenue: The Company may also earn fees from raising money for private businesses. Private Placement fees earned in 2022 were $26,250. The Company is also party to a expense sharing agreement with I-Bankers Securities, a related entity. Under such agreement, the Company provides accounting services to I-Bankers and I-Bankers provide consulting service related to FINOP operations to the Company. No exchange is necessary related to the expense sharing agreement since the services being received/provided by each party to the agreement are netted. Revenue for the Company associated with such agreement for 2022 were $36,000.

NOTE B LEASES

The Company is required to record a right-of-use asset and a corresponding lease liability on the statemen of financial condition for all leases with terms greater than 12 months when the asset and the corresponding liability are considered material. All such leases are to be classified as either finance or operating. The Company had no lease obligations that required recording in the December 31, 2022 statement of financial condition since they were not material to the financial statements. The Company leases its office facilities under a lease agreement with IB CAPITAL PR LLC, a related party, beginning July 2021 and ending June 2022, thereafter on a month-to-month basis. For the period from January 1, 2022 to December 31, 2022, rent expense was $7,297 included in office expenses.

NOTE C ACCOUNTS RECEIVABLE

The Company had accounts receivable balance as of December 31, 2022 of $26,250 which was collected on January 2023.

NOTE D PREPAID EXPENSES

At December 31, 2022 the Company maintained prepaid expenses and deposits as follows:

Prepaid consulting expense	$	152,174
Prepaid municipal tax		205,921
Workmen compensation		1,083
Prepaid office expense		864
Prepaid regulatory fee		339
Prepaid State tax		1,365
Electric utility deposit		200
	$	361,946

NOTE E NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $5,613,581, which was in excess of its required net capital of $100,000; its ratio of aggregate indebtedness to net capital was .0936. For purposes of the net capital calculation, certain equity securities that have sale restrictions are considered non-allowable assets.

NOTE F COMMITMENTS AND CONTINGENCIES

During 2021, the Company was not involved in ongoing litigation. However, in November 2022 it received a deficiency notification from the Municipality of San Juan (the “Municipality”). In such notification, the Municipality does not consider the 50% exemption afforded to Act 60 export service decree holders arguing that the decree’s approval is not final, even though once approved the exemption is retroactive to the date of the application for Act 60 which for the Company such date is July 9, 2021. In addition, the Municipality claims a higher annualization of first year revenues as the base for calculating the patent due for the semesters January through June 2022 and July through December 2022. According to the Municipality of San Juan, the municipal patent for period from January 1, 2022 to December 31, 2022 for the Company assuming the 50% exemption afforded by Act 60 should be $207,862 versus the $78,752 calculated by the Company, a difference of $129,110.

The Company has a prepaid municipal tax amount of $205,921 which can be used to cover this contingency should the municipality prevail on its claims. Refer to NOTE D.

On January 19, 2023 there was an administrative hearing with the Municipality where the

NOTE F COMMITMENTS AND CONTINGENCIES (CONTINUED)

Company, through its attorneys, submitted its position in writing to the Municipality. The Company has not received any response or communication from the municipality as a result of the administrative hearing celebrated on January 19, 2023.

NOTE G RELATED PARTY TRANSACTIONS

The Company provides services to I-Banker Securities Inc., an entity that is related through common ownership (the Affiliate). The services include direct selling of I-Banker's offerings and consulting services. The accounts receivable - related party balance was $0.00 at December 31, 2022. The total amount of revenue for the period from January 1,2022 to December 31, 2022, related to services provided to the Affiliate was $3,078,698 as follows: $2,179,831 in commissions from direct selling of securities sold and $898,867 in consulting income.

	Related Party
Commissions	2,179,831
Consulting income	898,867
Total	3,078,698

The Company also purchased financial instruments from the Affiliate for $175,683. Also refer to related party lease in Note B.

NOTE H FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC820 , are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date. Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly. Level 3: Unobservable inputs for the asset or liability.

U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

Exchange-traded equity securities are generally valued based on quoted prices from the exchange.

NOTE H FAIR VALUE MEASUREMENTS

To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy. The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022.

	Level 1	Level 2	Level 3	Total
US Government debt	$ 2,990,511			$ 2,990,511
Exchange traded equity securities	3,025,049			$ 3,025,049
Total	$ 6,015,560			$ 6,015,560

The equity securities listed above are two and have selling restrictions as of December 31, 2022 and cannot be sold as of the financial statement date. The founder shares restriction on a $177,000 equity security listed above is expected to expire April 2023, at which time they will fully sellable. The founder shares restriction on a $2,848,049 equity security expired January 2023 and the resale registration statement is currently going through the SEC approval process. The unrealized gain related to the financial instruments owned at 12/31/2022 is $1,834,877.

NOTE J CONCENTRATIONS

The Company maintains its demand deposits in certain financial institutions where balances at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. At December 31, 2022 deposits above federally insured limits were $2,845,993.

NOTE K SUBSEQUENT EVENTS

Subsequent events were evaluated through March 31, 2023, the date which the financial statements were available to be issued. Dividends paid post year end amount to $5,980,000.

SUPPLEMENTAL SCHEDULE

SCHEDULE I
IB CAPITAL LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2022

TOTAL ASSETS	9,567,964
TOTAL LIABILITIES	(525,574)
TOTAL OWNERSHIP EQUITY	9,042,390
TOTAL CAPITAL AND ALLOWABLE SUB LIABILITIES	9,042,390
NON-ALLOWABLE ASSETS	(3,413,856)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	5,628,533
TOTAL HAIRCUTS SECURITIES	(14,953)
NET CAPITAL	5,613,581
REQUIRED NET CAPITAL	100,000
EXCESS NET CAPITAL	5,513,581
AGGREGATE INDEBTEDNESS PER FINANCIAL STATEMENT	525,574
AI ALLOWANCE FOR CONTINGENT LIABILITIES	-
TOTAL AGGREGATE INDEBTEDNESS	525,574
AGGREGATE INDEBTEDNESS TO NET CAPITAL	9.36%
Net Capital as a % of Required Net Cap	5,613.58%

SUPPLEMENTAL SCHEDULE
SCHEDULE I (CONTINUED)
IB CAPITAL LLC
RECONCILIATION OF NET CAPITAL
AS OF DECEMBER 31, 2022

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	5,764,032
Adjustments	
Reclasification to non allowable asset of equity security	-177,000
Elimination of haircut for reclassified security	26,550.00
Rounding difference	-1
Net Capital pursuant to rule 17a-5(d)	5,613,581

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE PERIOD FROM JANUARY 1, 2022 THROUGH DECEMBER 31, 2022

The Company does not claim an exemption from SEC Rule 15c3-3 in reliance on Footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company l) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period January 1, 2022 to December 31, 2022, without exception.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE
COMMISSION
FOR THE PERIOD FROM JANUARY 1, 2022 THROUGH DECEMBER 31, 2022

The Company does not claim an exemption from SEC Rule 15c3-3 in reliance on Footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of or for customers, and 3) did not carry PAB accounts (as defined in Rule l 5c3-3) throughout the period January 1, 2022 to December 31, 2022, without exception.

IB CAPITAL LLC

1483 Ashford Ave.
#402 San Juan, PR
00907

MANAGEMENT EXEMPTION REPORT

IB CAPITAL LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) Trading securities for own account; (2) FirmCommitment Underwriter (can also act as a Selling Group Participant or Best Efforts Underwriter); (3) Private placement of securities; (4) Mergers and Acquisitions Advisory Services; and (5) Commission Sharing Activities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

IB CAPITAL LLC

I, Shelley Leonard, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Shelley Leonard

CFO

3/31/2023

Kevane
Grant Thornton

Kevane Grant Thornton LLP
33 Bolivia Street
Suite 400
San Juan, Puerto Rico 00917-2013

T + 1 787 754 1915

F + 1 787 751 1284

E kgt@pr.gt.com
linkedin.com/company/kevane-grant-thornton
facebook.com/kevanegrantthornton

Report of Independent Registered Public Accounting Firm

**To the Directors and Members
of IB Capital, LLC:**

We have reviewed management's statements, included in the accompanying Management Exemption Report, in which **IB Capital, LLC** ("the Company") stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) Trading securities for own account; (2) Firm Commitment Underwriter (can also act as a Selling Group Participant or Best Efforts Underwriter); (3) Private placement of securities; (4) Mergers and Acquisitions Advisory Services; and (5) Commission Sharing Activities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which Is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

.

Kevane Grant Thornton

This report is intended solely for the information and use of those charged with governance, management, the SEC, the Financial Industry Regulatory Authority, Inc. other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

San Juan, Puerto Rico,
March 31, 2023.

Kevane Grant Thornton LLP

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
LICENSE 217
EXPIRES DECEMBER 1, 2025.
STAMP E520464
OF THE PUERTO RICO SOCIETY OF
CPAS WAS AFFIXED TO THE FILE
COPY OF THIS REPORT

Kevane Grant Thornton

Kevane Grant Thornton LLP
33 Bolivia Street
Suite 400
San Juan, Puerto Rico 00917-2013

T + 1 787 754 1915

F + 1 787 751 1284

E kgt@pr.gt.com

linkedin.com/company/kevane-grant-thornton
facebook.com/kevanegrantthornton

Report of Independent Registered Public Accounting Firm

Directors and Members of
IB Capital, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2022. Management of **IB Capital, LLC** is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of **IB Capital, LLC** has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating **IB Capital, LLC**'s compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the sum of Total Revenues and Unrealized gain in financial instruments from **IB Capital, LLC**'s audited financial statements as of and for the year ended December 31, 2022 to the Total Revenue amounts reported in **IB Capital, LLC**'s Form SIPC-7 for the year ended December 31, 2022 noting no differences. **IB Capital, LLC** did not provide us with Total Revenues from a complete 12 month Focus Report Form X-17A-5 Part IIA for the year ended December 31, 2022.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

Kevane
Grant Thornton

We were engaged by **IB Capital, LLC** to perform this agreed-upon procedures engagement and conducted our engagement in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on **IB Capital, LLC**'s Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of **IB Capital, LLC** and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of **IB Capital, LLC** and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

San Juan, Puerto Rico
March 31, 2023.

Kevane Grant Thornton LLP

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
LICENSE 217
EXPIRES DECEMBER 1, 2025.
STAMP E520501
OF THE PUERTO RICO SOCIETY OF
CPAS WAS AFFIXED TO THE FILE
COPY OF THIS REPORT